1600 Pioneer Tower
888 SW Fifth Avenue
Portland, Oregon 97204
503.221.1440

Thomas P. Palmer	503.802.2018 Fax: 503.972.3718 tom.palmer@tonkon.com

June 19, 2009

Via EDGAR

Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:       Ms. Stephanie Hunsaker
Associate Chief Accountant

Key Technology, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
(filed December 12, 2008)
File No. 000-21820

Dear Ms. Hunsaker:

On behalf of our client Key Technology, Inc. (the "Company"), we are requesting a waiver of the requirement that the Company provide separate audited financial statements for fiscal 2006 for a 50% owned entity pursuant to Rule 3-09 of Regulation S-X promulgated under the Securities Act of 1933, as amended.

Background

The waiver requested herein is being submitted in connection with the comments set forth in letters dated February 25, April 17 and May 29, 2009 from Angela Crane, Accounting Branch Chief, of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission to Mr. John J. Ehren, Senior Vice President and Chief Financial Officer of the Company, concerning the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008.  Comment 3 of the initial comment letter and Comment 1 of the follow-up comment letter requested that the Company explain its application of the investment and income significance tests outlined in Rule 1-02(w) of Regulation S-X to

Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
June 19, 2009

an investment by the Company in a joint venture called InspX LLC at and for the year ended September 30, 2006.  As a result of these comments, the Company re-evaluated its application of the applicable accounting guidance and concluded that its investment in InspX LLC was significant and, under Rule 3-09 of Regulation S-X, it was required to file separate audited financial statements for InspX LLC for fiscal 2006.  This conclusion was communicated to the Staff in the Company's response to Comment 1 of the follow-up letter, and copies of the prior comments and the Company's responses to the comments are attached as Exhibit A.

In the Staff's sole remaining comment set forth in its letter of May 29, 2009, the Staff advised the Company that, having reviewed the Company's response to Comment 1 of the follow-up comment letter, the Staff was requesting that the Company either file the required financial statements or submit a request for a waiver to the Division of Corporation Finance Office of the Chief Accountant.  The Company is submitting this waiver request in response to the Staff's remaining comment.

Request for Waiver of Rule 3-09 Financial Statements

The Company requests that the Chief Accountant grant a waiver from the requirement that the Company provide separate audited financial statements of the InspX LLC joint venture for fiscal 2006 notwithstanding that the 20% significance threshold set forth in Rule 3-09 of Regulation S-X was technically exceeded for the fiscal year ended September 30, 2006.

As explained in the Company's response to the follow-up comment letter, there are several reasons the Company believes that amendment of the Company's 2006 Annual Report on Form 10-K to include the historical financial statements of InspX LLC would not contribute to investors' understanding of the Company's financial results or prospects.

First, summarized financial information, consisting of balance sheet and income statement data, for the year ended September 30, 2006 for the InspX joint venture was set forth in Footnote 7 to the audited financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended September 30, 2006 in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.  More specifically, Footnote 7 included the following tabular presentations of 2006 InspX LLC balance sheet and income statement data at and for the three-year period ended September 30, 2006 (in millions):

Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
June 19, 2009

	September 30
Balance Sheet	2006	2005
Current assets	$1.9	$1.7
Patents and developed technologies	2.9	3.3
Total assets	5.0	5.2
Current liabilities	1.6	1.1
Long-term debt	1.5	1.5
Equity	1.9	2.6

	September 30
Results of Operations	2006	2005	since inception 2004
Sales	$4.0	$2.6	$0.3
Gross profit	1.7	1.2	0.1
Operating expenses	1.9	1.9	0.3
Amortization of intangibles	0.4	0.4	0.1
Net loss before taxes	(0.8)	(1.3)	(0.3)

As a result of this presentation and accompanying textual disclosure, the Company believes the material substantive information about the financial condition and results of operations of the joint venture for fiscal 2006 and prior years was provided in Footnote 7.

Second, due to the InspX LLC joint venture's continued operating losses, financial condition, and cash flows, the Company recorded an impairment charge for 100% of its remaining investment in the joint venture as of September 30, 2006, which was also disclosed in Footnote 7.  As a result, the joint venture would from that date no longer affect the Company's balance sheet or results of operations and would no longer be material to the Company's investors.

Third, Footnote 7 also disclosed that the Company was attempting to sell its 50% interest in the InspX LLC joint venture, which sale the Company subsequently completed in the following fiscal year on December 20, 2006 in exchange for cash and a note.  Due to the uncertainty related to the ultimate collectability of the note, the Company established an allowance for the doubtful note receivable for the full amount of the note, and any subsequent failure to collect such note would also have no effect on the Company's financial statements.

As a result of the foregoing disclosures, the impairment charge, and the subsequent disposition of its entire interest in the InspX LLC joint venture more than two years ago, the Company believes the additional information that would have been provided in the

Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
June 19, 2009

audited financial statements of the InspX LLC joint venture omitted in good faith by the Company from its fiscal 2006 year-end financial statements is not now relevant and informative to the Company's investors.

Lastly, as previously noted in the Company's response to the follow-up comment letter, the Company has not had any ownership interest in the InspX LLC joint venture for more than two years and believes it is not practical to obtain the required financial information from the current owners and provide audited financial statements.  After inquiry of the current owners, the Company has confirmed that audited financial statements were not prepared for the InspX LLC joint venture for fiscal 2006 or any subsequent period.  Moreover, the Company does not believe that physical inventories were performed or observed by independent auditors of InspX LLC for fiscal 2006 and that the condition of InspX LLC's books and records is not adequate to permit alternative procedures to be performed that would be required as the basis for an audit report.  As a result, the Company does not believe it is feasible to complete an audit of InspX LLC as of September 30, 2006 at this time.

For these reasons, even though one of the significance tests was exceeded for fiscal 2006, the Company respectfully submits that the InspX LLC financial statements are no longer material to investors' understanding of the Company's financial condition, results of operations or future prospects, particularly in light of the summary financial information previously provided in Footnote 7.  In addition, the Company believes completion of an audit is not reasonably practicable.  Based on the foregoing, the Company requests that the Chief Accountant grant a waiver of the financial statement requirement set forth in Rule 3-09 of Regulation S-X and permit the Company to exclude the InspX LLC financial statements for fiscal 2006 from the Company's Annual Report on Form 10-K for fiscal 2006.

Please do not hesitate to contact me at (503) 802-2018 in the event any member of the Staff has any comments or questions regarding this request.

Very truly yours,

/s/ Thomas P. Palmer

Thomas P. Palmer

TPP/kkb
Enclosures

cc:          Ms. Angela Crane  (Via FedEx)
Mr. John J. Ehren

Exhibit A

Initial Comment and Response

3.
We note that in July 2004 you entered into a joint venture with Peco LLC to form InspX LLC for the product development, manufacturing and sales of x-ray inspection systems and the investment in the joint venture was being accounted for under the equity method of accounting.  We also see for the period ended September 30, 2006, your equity in earnings of the joint venture was a loss of approximately $389,000.  Tell us how you concluded that audited financial statements of InspX were not required pursuant to Rule 3-09 of Regulation S-X.  Please provide us with the investment and income significance tests outlined at Rule 1-02(w) of Regulation S-X at and for the year ended September 30, 2006 for your InspX joint venture equity investee.

The Company evaluated at September 30, 2006 its potential obligation under Rule 3-09 of Regulation S-X to file separate financial statements of InspX LLC for the relevant periods.  As explained below, the Company concluded that separate audited financial statements for InspX LLC were not required to be filed.  Pursuant to Rule 3-09(a) of Regulation S-X, the Company applied the first and third conditions of the significant subsidiary test set forth in Rule 1-02(w) of Regulation S-X.  The analysis of the investment and income significance tests prepared by the Company is set forth below:

Condition 1 - Investments in the subsidiary are greater than 20% of total assets.

As of September 30, 2006	(dollars in 000’s)	% of total assets
Total assets	$57,938	-
Investment in subsidiary (initial)	2,000	3%
Investment in subsidiary (net book value before valuation reserve)	865	1%
Investment in subsidiary (net book value)	0	0%

Condition 3 - Proportional share of subsidiary net income before tax is greater than 20% of consolidated net income before tax.

Computational notes:
1.	If a loss is incurred by only one of the parties, equity in subsidiary earnings is excluded from consolidated net income.
2.	If net income for the most recent fiscal year is at least 10% lower than 5-year average, use the average for consolidated net income with loss years excluded.

Data:	FY06	FY05	FY04	FY03	FY02
Consolidated net income before tax	(815)	3,593	5,301	8,452	3,546
Equity in InspX earnings before tax	(389)	(659)	(170)	0	0
Net income before tax without InspX	(426)	4,252	5,471	8,452	3,546

Computational note 1 applies to all years except fiscal year 2006 in which a loss was incurred by both the parent and the subsidiary.  Fiscal year 2006 is greater than 10% lower than the 5-year average net income and a loss year so it is excluded from the average.

Average of fiscal year 2002 – fiscal year 2005 net income, excluding InspX	$5,430
Percentage	20%
Threshold	1,086
Fiscal year 2006 equity in InspX earnings before tax	(389)

As a result of the application of the foregoing tests, the Company concluded that its investment in InspX LLC was not significant and the filing of InspX LLC financial statements was not required.

Follow-up Comment and Response

1.
We note your response to prior comment 3 in which you use income averaging as outlined in Rule 1-02.w of Regulation S-X.  However, please note that while income averaging may be used where income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least ten percent lower than the average of the income for the last five fiscal years, it is not appropriate to use income averaging where a registrant has incurred a loss for the most recent fiscal year.  Accordingly, please tell us how this fact impacts your conclusions that audited financial statements of InspX were not required pursuant to Rule 3-09 of Regulation S-X.  Please provide us with an updated income significance test (that is not based on income averaging) for the year ended September 30, 2006 for your InspX joint venture equity investee.

With respect to its prior investment in InspX LLC and in accordance with your request, the Company has re-evaluated its application of the applicable accounting guidance as of September 30, 2006 to its analysis of Condition 3 of the significant subsidiary test set forth in Rule 1-02(w) of Regulation S-X as follows:

Condition 3 –	Proportional share of subsidiary net income before tax is greater than 20% of consolidated net income before tax

FY06
Consolidated net loss before tax	(815)
Equity in InspX net loss before tax	(389)
Net loss as a percentage of consolidated net loss	48%

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As a result of this analysis, the Company has concluded that its investment in InspX LLC was significant and that under Rule 3-09 of Regulation S-X it was required to file separate audited financial statements for InspX LLC for fiscal 2006.

In this regard, the Company notes the following:

First, summarized financial information, consisting of balance sheet and income statement data, for the year ended September 30, 2006 for the InspX joint venture was set forth in Footnote 7 to the audited financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended September 30, 2006 in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.  The Company believes the material substantive information about the financial condition and results of operations of the joint venture for fiscal 2006 and prior years was provided in Footnote 7.

Second, due to the InspX LLC joint venture's continued operating losses, financial condition, and cash flows, the Company recorded an impairment charge for 100% of its remaining investment in the joint venture as of September 30, 2006, which was also disclosed in Footnote 7.

Third, Footnote 7 also disclosed that the Company was attempting to sell its 50% interest in the InspX LLC joint venture, which sale the Company subsequently completed on December 20, 2006 in exchange for cash and a note.  Due to the uncertainty related to the ultimate collectability of the note, the Company established an allowance for the doubtful note receivable for the full amount of the note.

As a result of the foregoing disclosures, the impairment charge, and the subsequent disposition of its entire interest in the InspX LLC joint venture more than two years ago, the Company believes the additional information that would have been provided in the audited financial statements of the InspX LLC joint venture omitted in good faith by the Company from its fiscal 2006 year-end financial statements is not now relevant and informative to the Company's investors.

The Company also notes, inasmuch as it has not had any ownership interest in the InspX LLC joint venture for more than two years, that it believes it will not be able to obtain additional financial information from the current owners without significant undue hardship.

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